Exhibit 99.1

Sapiens Reports Third Quarter 2022 Financial Results

November 3, 2022 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the third quarter ended September 30, 2022.

Summary Results for Third Quarter 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q3 2022	Q3 2021	% Change		Q3 2022	Q3 2021	% Change
Revenue	$119	$117.8	1.0%		$119	$118.4	0.5%
Gross Profit	$50.3	$48.3	4.1%		$53.5	$53.4	0.2%
Gross Margin	42.2%	41.0%	120	bps	45.0%	45.1%	-10	bps
Operating Income	$16.6	$16.2	2.1%		$20.9	$21.0	-0.6%
Operating Margin	13.9%	13.8%	10	bps	17.6%	17.7%	-10	bps
Net Income (*)	$13.4	$13.3	0.9%		$16.9	$17.0	-0.6%
Diluted EPS	$0.24	$0.24	0.0%		$0.30	$0.31	-3.2%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “Our revenue reached $119 million, and on a constant currency basis, we grew by 8%. Operating profit this quarter reached $20.9 million, representing an operating margin of 17.6%. This quarter, we delivered solid results excluding the currency headwind. Sapiens’ business model proves itself with continued growth and improved profitability, with a diversified product platform containing core systems in P&C, Life & Annuity and various business applications delivered on the cloud. We have a global presence with both onshore and offshore operations.”

Mr. Al-Dor continued, “Today, we are revising our 2022 revenue guidance to a new range of $472 to $478 million from $480 to $485 million, primarily due to delays in signing new deals caused by macroeconomics and the impact of foreign exchange. The new revenue guidance reflects annual growth of 2.5%, and on a constant currency basis a growth of 8.4%. Despite the continuous weakening of the European currencies versus the dollar, we are reaffirming our profit margin guidance range of 17.5%-17.7%.”

Management will host a conference call and webcast today, November 3rd, 2022, at 9:30 a.m. Eastern Time (3:30 pm in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://veidan.activetrail.biz/sapiensq3-2022. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Investor Contact Dina Vince Head of Investor Relations Dina.Vince@sapiens.com	Media Contact Tally Kaplan Porat Director of Corporate Marketing tally.kaplanporat@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	118,996	117,812	355,273	341,810
Cost of revenue	68,721	69,512	205,415	202,630

Gross profit	50,275	48,300	149,858	139,180

Operating expenses:
Research and development, net	14,804	13,767	43,405	40,122
Selling, marketing, general and administrative	18,919	18,316	56,443	57,302
Total operating expenses	33,723	32,083	99,848	97,424

Operating income	16,552	16,217	50,010	41,756

Financial and other expenses, net	(82)	(72)	2,038	512
Taxes on income	2,893	2,923	8,342	7,560

Net income	13,741	13,366	39,630	33,684

Attributable to non-controlling interest	348	97	401	177

Net income attributable to Sapiens’ shareholders	13,393	13,269	39,229	33,507

Basic earnings per share	0.25	0.24	0.72	0.61

Diluted earnings per share	0.24	0.24	0.71	0.60

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,124	54,787	55,109	54,732

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,581	55,611	55,595	55,564

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	118,996	117,812	355,273	341,810
Valuation adjustment on acquired deferred revenue	23	630	69	1,889
Non-GAAP revenue	119,019	118,442	355,342	343,699

GAAP gross profit	50,275	48,300	149,858	139,180
Revenue adjustment	23	630	69	1,889
Amortization of capitalized software	1,442	1,920	4,323	5,595
Amortization of other intangible assets	1,806	2,563	5,446	7,697
Non-GAAP gross profit	53,546	53,413	159,696	154,361

GAAP operating income	16,552	16,217	50,010	41,756
Gross profit adjustments	3,271	5,113	9,838	15,181
Capitalization of software development	(1,492)	(2,064)	(4,859)	(5,655)
Amortization of other intangible assets	1,269	1,342	3,668	4,066
Stock-based compensation	1,141	657	3,201	3,527
Acquisition-related costs *)	161	(246)	561	938
Non-GAAP operating income	20,902	21,019	62,419	59,813

GAAP net income attributable to Sapiens’ shareholders	13,393	13,269	39,229	33,507
Operating income adjustments	4,350	4,802	12,408	18,057
Taxes on income	(872)	(1,095)	(2,489)	(3,707)
Non-GAAP net income attributable to Sapiens’ shareholders	16,871	16,976	49,148	47,857

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

GAAP operating profit	16,552	16,217	50,010	41,756

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	23	630	69	1,889
Amortization of capitalized software	1,442	1,920	4,323	5,595
Amortization of other intangible assets	3,075	3,905	9,114	11,763
Capitalization of software development	(1,492)	(2,064)	(4,859)	(5,655)
Stock-based compensation	1,141	657	3,201	3,527
Compensation related to acquisition and acquisition-related costs	161	(246)	561	938

Non-GAAP operating profit	20,902	21,019	62,419	59,813

Depreciation	1,134	1,125	3,208	3,371

Adjusted EBITDA	22,036	22,144	65,627	63,184

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Revenues	119,019	118,605	117,718	119,854	118,442
Gross profit	53,546	53,207	52,943	53,933	53,413
Operating income	20,902	20,747	20,770	21,590	21,019
Adjusted EBITDA	22,036	21,681	21,910	23,579	22,144
Net income to Sapiens’ shareholders	16,871	14,979	17,298	17,681	16,976

Diluted earnings per share	0.30	0.27	0.31	0.32	0.31

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

North America	49,555	48,154	49,009	48,872	48,952
Europe	56,887	59,868	59,267	62,416	59,707
Rest of the World	12,577	10,583	9,442	8,566	9,783

Total	119,019	118,605	117,718	119,854	118,442

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Cash-flow from operating activities	4,405	6,615	18,330	27,386	14,556
Increase in capitalized software development costs	(1,492)	(1,621)	(1,746)	(2,256)	(2,064)
Capital expenditures	(1,047)	(803)	(453)	(801)	(1,082)
Free cash-flow	1,866	4,191	16,131	24,329	11,410

Cash payments attributed to acquisition-related costs(*) (**)	-	-	-	407	477

Adjusted free cash-flow	1,866	4,191	16,131	24,736	11,887

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Reconciliation of Revenue Growth as Reported on GAAP Basis to Revenue Growth on a Constant Currency Basis

Three months ended September 30, 2022

Revenue growth %	As reported	Currency Impact	Constant Currency Basis
North America	1.2%	-	1.2%
Europe	(4.7)%	(14.8)%	10.0%
Rest of the world	28.6%	(0.9)%	29.5%
Total	0.5%	(7.5)%	8.0%

Nine months ended September 30, 2022

Revenue growth %	As reported	Currency Impact	Constant Currency Basis
North America	4.4%	-	4.4%
Europe	(0.6)%	(10.4)%	9.8%
Rest of the world	24.6%	(0.6)%	25.2%
Total	3.4%	(5.4)%	8.8%

* Constant currency revenue results are calculated by translating current period revenues in local currency into U.S dollars at the weighted average exchange rates of the comparable prior period.

* Due to the significant impact of the currencies fluctuations this year on our reported revenues, we are providing the above information by region on a constant currency basis for this quarter and the remaining of 2022. We are not committing at this time to continue providing such information in the future.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	146,916	190,243
Short-term bank deposit	20,000	20,000
Trade receivables, net and unbilled receivables	89,992	76,261
Other receivables and prepaid expenses	12,231	13,841
Total current assets	269,139	300,345

LONG-TERM ASSETS
Property and equipment, net	12,421	14,458
Severance pay fund	4,267	5,954
Goodwill and intangible assets, net	315,454	343,283
Operating lease right-of-use assets	34,267	43,665
Other long-term assets	6,607	7,288
Total long-term assets	373,016	414,648

TOTAL ASSETS	642,155	714,993

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	11,772	5,008
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	70,412	76,450
Current maturities of operating lease liabilities	9,161	10,827
Deferred revenue	32,110	39,614
Total current liabilities	143,251	151,695

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	59,251	78,986
Deferred tax liabilities	14,000	15,360
Other long-term liabilities	11,903	12,144
Long-term operating lease liabilities	29,338	38,751
Redeemable non-controlling interest	88	101
Accrued severance pay	7,166	9,236
Total long-term liabilities	121,746	154,578

EQUITY	377,158	408,720

TOTAL LIABILITIES AND EQUITY	642,155	714,993

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the Nine months ended September 30,
	2022	2021
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	39,630	33,684
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	16,645	20,729
Accretion of discount on Series B Debentures	61	76
Capital (gain) loss from sale of property and equipment	27	(60)
Stock-based compensation related to options issued to employees	3,201	3,527

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(21,386)	(14,673)
Deferred tax liabilities, net	(978)	(3,777)
Other operating assets	5,475	12,122
Trade payables	7,527	3,520
Other operating liabilities	(15,122)	(1,292)
Deferred revenues	(5,686)	(810)
Accrued severance pay, net	(44)	110
Net cash provided by operating activities	29,350	53,156

Cash flows from investing activities:
Purchase of property and equipment	(2,334)	(2,985)
Proceeds from (Investment in) deposits	(133)	(9,989)
Proceeds from sale of property and equipment	31	1,112
Proceeds from (payments for) business acquisitions, net of cash acquired	(3,467)	831
Capitalized software development costs	(4,859)	(5,655)
Net cash provided by (used in) investing activities	(10,762)	(16,686)

Cash flows from financing activities:
Proceeds from employee stock options exercised	-	1,028
Distribution of dividend	(38,579)	(20,255)
Repayment of Series B Debenture	(19,796)	(19,796)
Payment of contingent considerations	-	(926)
Acquisition of non-controlling interests	-	(990)
Dividend to non-controlling interest	-	(31)
Net cash used in financing activities	(58,375)	(40,970)

Effect of exchange rate changes on cash and cash equivalents	(3,540)	(3,347)

Decrease in cash and cash equivalents	(43,327)	(7,847)
Cash and cash equivalents at the beginning of period	190,243	152,561

Cash and cash equivalents at the end of period	146,916	144,714

Debentures Covenants

As of September 30, 2022, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

●	Actual shareholders’ equity (excluding non-controlling interest) equal to $374.8 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (29.38)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the three last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the three last quarters) is equal to (0.96).